Microsoft Word 10.0.3416;T. Rowe Price State Tax-Free Income Trust

New York Tax-Free Bond Fund
Maryland Tax-Free Bond Fund
Virginia Tax-Free Bond fund
New Jersey Tax-Free Bond Fund
Maryland Short-Term Tax-Free Bond Fund
Florida Intermediate Tax-Free Fund
Georgia Tax-Free Bond Fund

The funds' investment strategies were revised to comply with the 80% name test.

The investment policy on Municipal Warrants has been removed because the funds do not expect to invest in warrants.

An investment policy on Swaps has been added. The funds will not enter into a swap agreement with any single counterparty if the net amount owed or to be received under existing contracts with that party would exceed 5% of total assets, or if the net amount owed or to be received by the funds under all outstanding swap agreements will exceed 10% of total assets. The total market value of securities covering call or put options may not exceed 25% of total assets. No more than 5% of total assets will be committed to premiums when purchasing call or put options.

The investment policy on Index Total Return Swaps has been removed.